Exhibit 21

The following is a list of wholly owned subsidiaries, unless otherwise noted, of FPIC Insurance Group, Inc. as of December 31, 2002:

Name of Subsidiary	State of Incorporation
First Professionals Insurance Company, Inc. (First
Professionals)	Florida

Anesthesiologists Professional Assurance Company	Florida

FPIC Insurance Agency, Inc.	Florida

Employers Mutual, Inc.	Florida

FPIC Services, Inc.	Florida

Professional Strategy Options, Inc.	Florida

Administrators For The Professions, Inc. (AFP)	New York

Group Data Corporation	New York
(100% owned by AFP)

FPIC Intermediaries, Inc.	New York
(100% owned by AFP)

The Tenere Group, Inc. (Tenere)	Missouri
(100% owned by First Professionals)

Intermed Insurance Company (Intermed)	Missouri
(100% owned by Tenere)

Trout Insurance Services, Inc.	Missouri
(100% owned by Intermed)

Interlex Insurance Company	Missouri
(100% owned by Intermed)

Insurance Services, Inc. (100% owned by Intermed)	Missouri

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